Exhibit 3.3
Amendment to
Amended and Restated Articles of Incorporation
of
Castellum, Inc.
a Nevada corporation
Section (C)(3)(a) of Article III is hereby amended and restated in its entirety as follows:
Each Series A Holder shall have the right, at its option, at any time and from time to time, upon written notice to the Corporation, to convert any outstanding shares of Series A Preferred Stock held by such Series A Holder into fully paid and non-assessable shares of Common Stock at a rate of one-tenth (0.1) of one share of Common Stock for each one share of Series A Preferred Stock so converted.
Section (D)(3)(a) of Article III is hereby amended and restated in its entirety as follows:
Each Series B Holder shall have the right, at its option, at any time and from time to time, upon written notice to the Corporation, to convert any outstanding share of Series B Preferred Stock held by such Series B Holder into five (5) shares of the Common Stock of the Corporation.
Section (E)(3)(a) of Article III is hereby amended and restated in its entirety as follows:
Each Series C Holder shall have the right, at its option, at any time and from time to time, upon written notice to the Corporation, to convert any outstanding shares of Series C Preferred Stock held by such Series C Holder into fully paid and non-assessable shares of Common Stock at a rate of per share of Series C Preferred Stock equal to $1.60. In other words, each share of Series C Preferred Stock is convertible into five-eighths (0.625) of one share of Common Stock for each one share of Series C Preferred Stock so converted.